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SEC FILE NUMBER
8-70362

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fundopolis Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 Converse Place Floor 2- AD Meliora Suite
(No. and Street)

Winchester	MA	01890
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick McKeon	617-947-2205	patrick@fundopolis.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Morris & Morris, P.C.
(Name – if individual, state last, first, and middle name)

32 Kearney Rd	Needham	MA	02494
(Address)	(City)	(State)	(Zip Code)

01/06/2010	4066
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, Patrick McKeon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fundopolis Securities LLC, as of December 31, 21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JESSE PRIOR-HULL
MY COMM. EXPIRES APRIL 19, 2024
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Signature: Patrick W. McKeon

Title:
CCO & FINOP

Notary Public

This filing contains (check all applicable boxes):**

- ☐ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FUNDOPOLIS SECURITIES LLC
Statement of Income
For Period January 1, 2021 to December 31, 2021

		2021
Revenues and income:		
Investment Banking Revenue- Commissions		22,575
Investment Banking Revenue- Due Diligence Fees		12,500
Total revenues and income	$	**35,075**
Expenses:		
Placement deal expenses		0
Less: reimbursements		0
Commissions and employee compensation and benefits		0
Occupancy and related expenses		24,054
Regulatory fees and expenses		31,098
Other operating expenses		0
Total expenses	$	**55,152**
Operating income (loss)		**(20,077)**
Net income (loss)	**$**	**(20,077)**

See accompanying Independent Registered Public Accountants Firm's Report and notes to financial statements.

FUNDOPOLIS SECURITIES LLC
Statement of Financial Condition
December 31, 2021

		2021
ASSETS		
Current assets:		
Cash		50,774
Prepaids and other current assets, net		14,532
Total current assets		65,306
Total assets	**$**	**65,306**
LIABILITIES AND MEMBER'S CAPITAL Current liabilities:		
Accounts payable and accrued expenses		25,234
Total current liabilities		25,234
Member's capital		40,072
Total liabilities and member's capital	**$**	**65,306**

See accompanying Independent Registered Public Accountants Firm's Report and notes to financial statements.

FUNDOPOLIS SECURITIES LLC
Notes to Financial Statements

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Note 1: Organization and Nature of business

Nature of Operations – Fundopolis Securities LLC was formed in May 2019 and is a Delaware limited liability company. The Company is a broker-dealer which acts as a placement agent in connection with private placement transactions. The Company is a Member of the Financial Industry Regulatory Authority (FINRA) pursuant to its Membership Agreement dated June 2020. The Company is a Member of the Securities Investor Protection Corp. (SIPC). The Company is a wholly owned subsidiary of Fundopolis LLC (the Parent).

Note 2: Summary of significant accounting policies

Method of Accounting – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board (FASB), utilizing the accrual-basis of accounting.

Cash and Cash Equivalents - Includes deposits with a maturity of three months or less.

Income Taxes - The Company is a Limited Liability Company. Accordingly, net income is allocated and taxed to the individual member. No income tax provision has been included in the determination of net income.

The Company follows the provisions of *Accounting for Uncertainty in Income Taxes* as provided for in the *Income Taxes* topic of the FASB Accounting Standards Codification. This statement clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in an entity's financial statements. It also prescribes a recognition threshold of more likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. There was no cumulative effect on the Company's financial statements related to following these provisions, and no interest or penalties related to uncertain tax positions were accrued. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for tax periods in progress.

Commission Revenue - Commissions earned in connection with private placements are recognized at the closing of funds raised delivery of funds to the Issuer. The Company has adopted Accounting Standards Codification (ASC) 606 which established a new single revenue framework to recognize revenue from contracts with customers and offers expanded disclosures for revenue transactions.

Use of Estimates - In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - The carrying amount of any financial instruments, including cash, prepaids, other current assets, accounts payable, and accrued expenses, approximate fair value due to the short maturity of these instruments.

Other Assets - Included in other assets are the Company's FINRA Year 2022 Annual Renewal payment which is amortized in 1/12th increments on a monthly basis.

Subsequent events – The Company has evaluated subsequent events through March 29, 2022 which is the date the financial statements were available to be issued.

Note 3: **Net capital requirements**

The Company is subject to the Securities and Exchange Commission (SEC) Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2021, the Company had net capital of $25,540, which was $20,540 in excess of its required net capital of $5,000. The Company's net capital ratio was 98.80 to 1, on December 31, 2021.

Note 4: **Concentration of credit risk**

Cash - The Company maintains cash balances at a financial institution insured by the Federal Deposit Insurance Corporation. There were no uninsured cash balances on December 31, 2021.

Note 5: **Statement of cash flows**

For the year ended December 31, 2021, the Company did not have any significant non-cash investing or financing activities.

Note 6: **Securities Exchange Act (SEA) Exemption**

The Company is not claiming an exemption from SEA 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to the Private Placements of Securities.

Schedule 1
FUNDOPOLIS SECURITIES LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2021

Net Capital	
Member equity	40,072
Total equity	40,072
Deductions:	
Nonallowable assets:	
FINRA CRD Deposit	44
Prepaid expenses	14,488
Other assets	0
Total nonallowable assets	14,532
Net capital	**25,540**
Minimum net capital	**5,000**
Excess net capital	**20,540**
Aggregate indebtedness:	
Accounts payable and accrued expenses	25,234
Total aggregate indebtedness	25,234
Ratio of aggregate indebtedness to net capital	**98.80**

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2021).

Net capital, as reported in Company's Part II: (Unaudited) Focus Report	25,540
Audit adjustments, net	0
Net capital per above	**25,540**

No material differences exist between the audited computation of net capital and the unaudited net capital as reported on the Company's FOCUS report for the year ended December 31, 2021.

See accompanying Independent Registered Public Accountants Firm's Report and notes to financial statements.